KONARED CORPORATION
2829 Ala Kalanikaumaka St., Suite F-133
Koloa, HI 96756

October 10, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
USA

Attention:	John Reynolds
Assistant Director

Dear Sirs:
Re:	KonaRed Corporation (the “Company”) Registration Statement on Form S-1 Filed September 18, 2014 File No. 333-198804

Thank you for your letter of October 8, 2014 in regard to the Registration Statement on Form S-1 filed by the Company on September 18, 2014. The Company’s responses follow your comments which have been reproduced below.

General

1.
We note the disclosures on page 13 under Asset Purchase and Dissolution, on page 14 under Selling Stockholders, and on page 108 under Recent Sales of Unregistered Securities, describing your October 2013 issuance of 42.75 million shares of common stock as consideration for your purchase of Sandwich Isles. You state that you relied on Section 4(a)(2) under the Securities Act for this transaction and that Messrs. Roberts and Schorr were designated as trustees of these shares prior to their distribution to the 161 shareholders of Sandwich Isles pursuant to the dissolution of Sandwich Isles on May 23, 2014. Please tell us the legal and factual basis you relied on in concluding the issuance of these shares was exempt from registration, including:

●	the class of persons to whom the company issued the shares (e.g., identify whether these shareholders were investors or employees of Sandwich Isles);
●	what type of information was provided to these shareholders in connection with the issuance;
●	how the company contacted the Sandwich Isles shareholders in connection with the reverse merger; and
●	how the parties effected the designation of Messrs. Roberts and Schorr as trustees and when such designation was first disclosed.

In response to your request, it seems that there is confusion as to how the transaction occurred. Please note that on October 4, 2013, the Company purchased substantially all of the assets, property and undertaking of Sandwich Isles Trading Co. Inc. (“Sandwich Isles”) and issued 42,750,000 shares to Sandwich Isles. The October 4, 2013 Asset Purchase did not result in the Company acquiring Sandwich Isles as a corporation; and Sandwich Isles continued as a corporation until its dissolution. The Company did not issue these shares to the former shareholders of Sandwich Isles. On May 23, 2014, Sandwich Isles was dissolved and as a result of this dissolution and in accordance with the Hawaii corporate law, these shares were distributed to the former shareholders of Sandwich Isles.

Selling Stockholders, page 14

2.
Please revise to address the origin and nature of any arrangement, agreement, or understanding between the company, Sandwich Isles, or either of its affiliates, and the selling shareholders related to the distribution and/or registration of the offered securities. In this regard, we note your statement in your Form 8-K filed on September 18, 2014 that this registration statement “fulfills a commitment made to such shareholders.”

In response to your request, the statement “fulfills a commitment made to such shareholders” refers to communication between the Company and former shareholders of Sandwich Isles on July 22, 2014, whereby the Company advised the former Sandwich Isles Shareholders that they were receiving their respective Company shares as a result of the dissolution of Sandwich Isles. The Company advised that the shares were restricted, however, the Company intended on filing a registration statement on Form S-1.

3.
Please revise your footnotes to identify the natural persons who have sole or shared voting or investment power over the selling shareholder entities. For additional guidance, consider Regulation S-K Compliance and Disclosure Interpretation No. 140.02.

In response to your request, the prior directors of Sandwich Isles have been informed of the request for additional information and are coordinating same with the applicable Sandwich Isles shareholders. In interest of time, we respectfully request that you consider the Company’s responses to #1 and #2 above while the Company gathers the information requested in #3.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Craig V. Rollins, at (604) 891-7785; or John Dawe our Chief Financial Officer, at (604) 939-2444.

Yours truly,

KONARED CORPORATION

/s/ Shaun Roberts
Shaun Roberts
Chief Executive Officer and a Director